news release

R3.9bn Sale of ArcelorMittal’s 50% Interest in Kalagadi Manganese to Mrs Daphne Mashile-Nkosi or her nominee

Luxembourg, 15 November 2012 - JOINT ANNOUNCEMENT BETWEEN ARCELORMITTAL AND MRS DAPHNE MASHILE-NKOSI IN RESPECT OF THE AGREED SALE AND PURCHASE OF ARCELORMITTAL’S 50% STAKE IN KALAGADI MANGANESE (PTY) LIMITED (“KALAGADI MANGANESE”)

ArcelorMittal and Mrs Daphne Mashile-Nkosi are pleased to announce that a definitive agreement has been reached whereby Mrs Mashile-Nkosi, or her nominee (which may be a consortium consisting of some of the existing Kalahari Resources shareholders and / or other third parties), will acquire ArcelorMittal’s 50% interest in Kalagadi Manganese (“the transaction”). ArcelorMittal will receive a cash consideration of not less than R3.9 billion (three billion nine hundred million South African Rand), which is approximately US$447 million, on closing of a sale and purchase agreement (“SPA”). The proposed transaction will be subject to financing arrangements.

The SPA was executed on 14 November 2012, and on completion of the transaction Kalahari Resources will hold 40% interest in Kalagadi Manganese, Mrs Mashile-Nkosi, or her nominee, will hold 50% with the remaining 10% interest held by the Industrial Development Corporation of South Africa Limited. Completion of the proposed transaction will also be subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.